July 26, 2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Amendment No. 8
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.8 to the Klein Retail Centers, Inc. registration statement on Form S-11.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated February 24, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

Acquisition of Additional Shadow Retail Centers

1.	The requested disclosure has been added and appears on page 27 of the prospectus. .

Cassidy & Associates letter	Page Number 2

Management's Discussion and Analysis

2.	The requested disclosure has been updated.

Financial Statements

3.	The requested disclosure has been updated.

Stock Transactions, Note 6

4.	The noted disclosure has been clarified and appears in Note 9.

Exhibit 5.1

5.	The revised opinion letter is attached as a new exhibit 5.1.

Sincerely,

Lee W. Cassidy